Form 40-F
period 2017-12-31
Kirkland Lake Gold Ltd.
filed 2018-04-03
CIK 1713443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017 Commission File Number  001-38179

Kirkland Lake Gold Ltd.
(Exact name of Registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

200 Bay Street, Suite 3120
Toronto, Ontario M5J 2J1
Canada
(416) 840-7884
(Address and telephone number of Registrant’s principal executive offices)

Registered Agent Solutions, Inc.
99 Washington Avenue
Suite 1008
Albany, NY 12260
(888) 705-7274
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form            ☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 210,944,884
Indicate by check mark by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE
Kirkland Lake Gold Ltd. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.
FORWARD LOOKING STATEMENTS
The Exhibits incorporated by reference into this Annual Report contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form (the “AIF”) for the year ended December 31, 2017 filed as Exhibit 99.1 to this Annual Report. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Annual Report should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the price of gold; exploration, development and operating risks; health, safety and environmental risks and hazards; risks relating to foreign operations and political risks; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; uncertainty relating to mineral resources; risks related to production estimates and cost estimates; obligations as a public company; risks relating to government regulation; risks related to acquisitions and integration; the impact of Australian laws regarding foreign investment; access to additional capital; volatility in the market price of the Company’s securities; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Company’s Macassa Mine and the ventilation and paste fill plant project at the Company’s Fosterville Mine; permitting; risks related to insurance and uninsured risks; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); availability of sufficient power and water for operations; risks associated with tax matters and foreign mining tax regimes; risks relating to potential litigation; risks associated with title to the Company’s mining claims and leases; risks relating to the dependence of the Company on outside parties and key management personnel; risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2017 filed as Exhibit 99.3 to this Annual Report. In preparing this Annual Report, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Company assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report, including those described in the AIF and the MD&A and incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.
NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and which are not comparable to financial statements of United States companies.
RESOURCE AND RESERVE ESTIMATES
The exhibits filed or incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).
Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2017, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2545.

ANNUAL INFORMATION FORM
The AIF for the fiscal year ended December 31, 2017 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s MD&A for the year ended December 31, 2017 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE
The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing Corporate Governance and Nominating Committee, Compensation Committee, Audit Committee, Technical Committee, and a Health, Safety, Environment and Corporate Social Responsibility Committee. The Board of Directors has determined that all the members of the Compensation Committee, Audit Committee and the Corporate Governance and Nominating Committee are independent, based on the criteria for independence prescribed by Section 303A.02 of the New York Stock Exchange (the “NYSE”) Listed Company Manual.

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Arnold Klassen (Chair), Jeffrey Parr and Jonathan Gill . The Compensation Committee is responsible for: establishment of executive compensation policies and programs; establishment, review and approval of corporate goals and executive compensation; review of incentive compensation plans and submission for approval of such plans to the Board of Directors; review of director compensation; monitor compliance with any legal requirements relating to the granting of loans by the Company to directors or senior management of the Company; continuous disclosure reporting; and any other duties or responsibilities delegated by the Board of Directors from time to time. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote on his or her compensation. The Company’s Compensation Committee Charter is available on the Company’s website at www.klgold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Raymond Threlkeld (Chair), Arnold Klassen and Pamela Klessig. The Corporate Governance and Nominating Committee is responsible, on behalf of the Board of Directors, for developing the Company’s approach to, and reviewing the Company’s effectiveness with respect to, governance and assessing the composition and effectiveness of the Board of Directors. The Company’s Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.klgold.com.

AUDIT COMMITTEE
The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of Jeffrey Parr (chair), Arnold Klassen and Raymond Threlkeld, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of the NYSE Listed Company Manual.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The full text of the Audit Committee Charter is available on the Company’s website at www.klgold.com and is attached as Schedule “A” to the AIF, which is filed as Exhibit 99.1 to this Annual Report.

Audit Committee Financial Expert

The Board of Directors has determined that Jeffrey Parr qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR
The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law.
PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR
The following table shows the aggregate fees billed to the Company by KPMG LLP and its affiliates, Chartered Professional Accountants, the Company’s independent auditor, in each of the last two years.

	2016 (5)	2017

Audit Fees (1)	$883,850	$1,190,000
Audit-Related Fees(2)	Nil	10,000
Tax Fees(3)	212,888	Nil
All Other Fees (4)	350,517	Nil
Total	$1,447,255	$1,200,000

(1)   “Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to quarterly reviews, review of securities filings, and statuatory audits. For the period ended December 31, 2016, audit fees comprised of $805,000 for services rendered by KPMG LLP, Chartered Professional Accountants, the external auditor of the Company (the “Current External Auditor”) and $78,850 for services rendered by PricewaterhouseCoopers LLP, Chartered Professional Accountants, the External Auditor of Newmarket (the “Previous External Auditor”).

(2)   “Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees. These reported fees related to compliance of a royalty program.

(3)   “Tax Fees” refers to the aggregate fees billed for professional services rendered during the year ended December 31, 2016 by the Previous External Auditor for tax compliance, tax advice and tax planning.

(4)   “All Other Fees” refers to the aggregate fees billed for services provided by the Current External Auditor, other than the services reported under the other three columns. For the period ended December 31, 2016, the other fees relate to advisory services provided in connection with the acquisition of St Andrew Goldfields Ltd.

(5) External Auditor Fees incurred during the year ended December 31, 2016, refer to the aggregate of the Previous External Auditor and the Current External Auditor.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS
The Company has adopted a Code of Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code has been posted on the Company’s website at www.klgold.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.
All amendments to the Code will be made available to all employees and all waivers of the Code with respect to any of the officers covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2017, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists, as of December 31, 2017, information with respect to the Company’s known contractual obligations (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	$84,746	$84,746	-	-	-
Finance lease payments	42,267	18,480	23,787	-	-
Office rent and other obligations	5,558	1,643	2,230	1,509	176
Income taxes payable	8,337	8,337	-	-	-
Total	$140,908	$113,206	$26,017	$1,509	$176

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
NYSE CORPORATE GOVERNANCE
The Company complies with corporate governance requirements of both the Toronto Stock Exchange (the “TSX”) and the NYSE. As a foreign private issuer the Company is not required to comply with all of the corporate governance requirements of the NYSE; however, the Company adopts best practices consistent with domestic NYSE listed companies when appropriate to its circumstances.

The Company has reviewed the NYSE corporate governance requirements and confirms that except as described below, the Company is in compliance with the NYSE corporate governance standards in all significant respects:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. The Company’s quorum requirement is set forth in its Bylaws. A quorum for a meeting of shareholders of the Company is two persons in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Approval of Equity Compensation Plans. Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employers and directors. The TSX rules provide that the creation of any equity compensation plans that provide for new issuances of securities is subject to shareholder approval. Any amendments to such plans are subject to shareholder approval unless the specific equity compensation plan contains detailed provisions, approved by the shareholders that specify those amendments requiring shareholder approval and those amendments which can be made without shareholder approval. The Company follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and revisions to such plans.

The foregoing are consistent with the laws, customs and practices in Canada.

MINE SAFETY DISCLOSURE
Not applicable.
UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.
KIRKLAND LAKE GOLD LTD.

By: signed “Philip Yee” .
Name:    Philip Yee
Title: Executive Vice President and Chief Financial Officer

Date: April 2, 2018

2

EXHIBIT INDEX
The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated April 2, 2018
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2017 and December 31, 2016, together with the report thereon of the independent auditor
99.3	Management’s Discussion and Analysis for the year ended December 31, 2017
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Pierre Rocque
99.10	Consent of Douglas Cater
99.11	Consent of Troy Fuller
99.12	Consent of Ion Hann
99.13	Consent of Ian Holland
99.14	Consent of Mark Edwards
99.15	Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine dated April 2, 2018
99.16
Macassa Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017 (incorporated by reference from the Company’s Form 40-F Registration Statement filed as Exhibit 99.123 on August 7, 2017)

99.17
Taylor Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017 (incorporated by reference from the Company’s Form 40-F Registration Statement filed as Exhibit 99.128 on August 7, 2017)

3