Form 40-F
period 2019-12-31
Kirkland Lake Gold Ltd.
filed 2020-03-31
CIK 1713443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019 Commission File Number  001-38179

Kirkland Lake Gold Ltd.
(Exact name of Registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

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
☒ Annual information form            ☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 209,624,480
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
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

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form (the “AIF”) for the year ended December 31, 2019 filed as Exhibit 99.1 to this Annual Report. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Annual Report should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the price of gold; potential impacts of infectious diseases, including but not limited to COVID-19; exploration, development and operating risks; health, safety and environmental risks and hazards; risks relating to foreign operations and political risks; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; uncertainty relating to mineral resources; risks related to production estimates and cost estimates; obligations as a public company; risks relating to government regulation; risks related to acquisitions, integration and dispositions; the impact of Australian laws regarding foreign investment; access to additional capital; volatility in the market price of the Company’s securities; the continuation of the Company’s dividend policy; risks related to the Company’s investments; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and aboriginal heritage; risks relating to non-governmental organizations; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Company’s Macassa mine complex located in northeastern Ontario and the ventilation and paste fill plant project at the Company’s Fosterville gold mine located in the State of Victoria, Australia; permitting; risks related to insurance and uninsured risks; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); availability of sufficient power and water for operations; risks associated with tax matters and foreign mining tax regimes; risks relating to activist shareholders; risks relating to potential litigation; risks associated with the mineral tenure regimes in jurisdictions where the Company operates; risks associated with title to the Company’s mining claims and leases; risks relating to the dependence of the Company on outside parties and key management personnel; risks relating to the Company’s counterparties; risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; risks relating to the Company’s disclosure and internal controls; risks relating to global financial conditions; as well as those risk factors discussed or referred to in the Company’s annual management’s discussion and analysis (the “MD&A”) as at and for the years ended December 31, 2019 and 2018 filed as Exhibit 99.3 to this Annual Report. In preparing this Annual Report, the Company has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Company assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

RESOURCE AND RESERVE ESTIMATES

The exhibits filed or incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 has historically only permitted issuers to report mineralization that does not constitute “reserves” under SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the

“SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2988.

ANNUAL INFORMATION FORM

The AIF for the fiscal year ended December 31, 2019 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the years ended December 31, 2019 and December 31, 2018 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls for the period covered by this Annual Report. Based on this evaluation, management concluded that our internal control over financial reporting were appropriately designed and effective as at December 31, 2019 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

The Company is required to provide an auditor’s report on its internal control over financial reporting as of December 31, 2019. In this annual report on Form 40-F, the Company’s independent registered auditor, KPMG LLP, states its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. KPMG LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an audit report on the Company’s internal control over financial reporting.

Audit Report of the Registered Public Accounting Firm

The audit report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, which are filed as Exhibit 99.2.

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

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Jonathan Gill (Chair), Jeffrey Parr and Arnold Klassen. The Compensation Committee is responsible for: establishment of executive compensation policies and programs; establishment, review and approval of corporate goals and executive compensation; review of incentive compensation plans and submission for approval of such plans to the Board of Directors; review of director compensation; monitor compliance with any legal requirements relating to the granting of loans by the Company to directors or senior management of the Company; continuous disclosure reporting; and any other duties or responsibilities delegated by the Board of Directors from time to time. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote on his or her compensation. The Company’s Compensation Committee Charter is available on the Company’s website at www.klgold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Jon Gill (Chair), Arnold Klassen and Jeff Parr. The Corporate Governance and Nominating Committee is responsible, on behalf of the Board of Directors, for developing the Company’s approach to, and reviewing the Company’s effectiveness with respect to, governance and assessing the composition and effectiveness of the Board of Directors. The Company’s Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.klgold.com.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of Arnold Klassen (Chair), Jeff Parr and Barry Olson, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of the NYSE Listed Company Manual.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law. The Company also requires pre-approval of all audit services to be provided by its independent auditor. All audit and non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2019 were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES - INDEPENDENT AUDITOR

The following table shows the aggregate fees, in Canadian dollars, billed to the Company by KPMG LLP and its affiliates, Chartered Professional Accountants, the Company’s independent auditor, in each of the last two years.

	2018	2019

Audit Fees (1)	$2,595,000	$2,312,000
Audit-Related Fees(2)	Nil	7,100
Tax Fees(3)	5,200	Nil
All Other Fees (4)	Nil	Nil
Total	$2,600,200	$2,319,100

(1) “Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to quarterly reviews, procedures in connection with securities filings, and statutory audits.

(2) “Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees. These reported fees related to compliance of a royalty program, including testing thereof.

(3) Tax Fees” refers to the aggregate fees billed for the professional services rendered during the year ended December 31, 2019 by the Company’s external auditor for tax compliance.
(4) “All Other Fees” refers to the aggregate fees billed for services provided by the Company’s external auditor, other than the services reported under the other three columns.

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

All amendments to the Code will be made available to all employees and all waivers of the Code with respect to any of the officers covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2019, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2019, information with respect to the Company’s known contractual obligations (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	$151,760	$151,760	$—	$—	$—
Lease obligation payments	15,717	10,485	5,054	178	—
Income taxes payable	188,450	188,450	—	—	—
Total	$355,927	$350,695	$5,054	$178	$—

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

KIRKLAND LAKE GOLD LTD.

By: signed “David Soares” .
Name:    David Soares
Title: Chief Financial Officer

Date: March 30, 2020

EXHIBIT INDEX
The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 30, 2020
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2019 and December 31, 2018, together with the report thereon of the independent auditor
99.3	Management’s Discussion and Analysis for the years ended December 31, 2019 and December 31, 2018
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Eric Kallio
99.10	Consent of Troy Fuller
99.11	Consent of Ion Hann
99.12	Consent of Ian Holland
99.13	Consent of Natasha Vaz
99.14	Consent of Simon Hitchman
99.15	Consent of Mariana Pinheiro Harvey
99.16	Consent of Robert Glover
99.17	Consent of William Tai
99.18	Consent of Ben Harwood

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase