Form 40-F
period 2020-12-31
Kirkland Lake Gold Ltd.
filed 2021-03-31
CIK 1713443

_____________________________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020 Commission File Number  001-38179
________________
Kirkland Lake Gold Ltd.
(Exact name of Registrant as specified in its charter)

Ontario	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Bay Street, Suite 2800
Toronto, Ontario M5J 2J1
Canada
(416) 840-7884
(Address and telephone number of Registrant’s principal executive offices)
________________
Registered Agent Solutions, Inc.
99 Washington Avenue
Suite 1008
Albany, NY 12260
(888) 705-7274
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	KL	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form            ☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 268,097,877
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the\ effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
_____________________________________________________________________________________________

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

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain “forward-looking statements” within the meaning of applicable United States securities laws and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to: the Company’s expected production from, and further potential of, the Company’s properties; the future price of minerals, particularly gold; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of ongoing and future exploration activities; mining or processing issues; the timing of sustaining capital projects; assessment of future reclamation obligations; government regulation of mining operations; and environmental risks. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form (the “AIF”) for the year ended December 31, 2020, filed as Exhibit 99.1 to this Annual Report. Such factors include: the price of gold; impacts of infectious diseases, including but not limited to COVID-19; exploration, development and operating risks; health, safety and environmental risks and hazards; risks relating to foreign operations and political risks; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; uncertainty relating to mineral resources; risks related to production estimates and cost estimates; obligations as a public company; risks relating to government regulation; risks related to acquisitions, integration and dispositions; the impact of Australian laws regarding foreign investment; access to additional capital; volatility in the market price of the Company’s securities; the continuation of the Company’s dividend policy; risks related to the Company’s investments; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and aboriginal heritage; risks relating to non-governmental organizations; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Company’s Macassa mine complex located in northeastern Ontario; permitting; risks related to insurance and uninsured risks; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); availability of sufficient power and water for operations; risks associated with tax matters and foreign mining tax regimes; risks relating to activist shareholders; risks relating to potential litigation; risks associated with the mineral tenure regimes in jurisdictions where the Company operates; risks associated with title to the Company’s mining claims and leases; risks relating to the dependence of the Company on outside parties and key management personnel; risks relating to the Company’s counterparties; risks associated with recovery and dilution; labour and employment matters; risks in the event of a potential conflict of interest; risks relating to the Company’s disclosure and internal controls; risks relating to global financial conditions; as well as those risk factors discussed or referred to in the Company’s annual management’s discussion and analysis (the “MD&A”) for the years ended December 31, 2020 and 2019 filed as Exhibit 99.3 to this Annual Report.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.

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

RESOURCE AND RESERVE ESTIMATES

The exhibits filed or incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2732. The exhibits filed or incorporated by reference into this Annual Report also contain references to Australian dollars. The exchange rate of Australian dollars into United States dollars, on December 31, 2020, based upon the noon exchange rates certified by the Federal Reserve Bank of New York, was U.S.$1.00 = A$1.2972.

ANNUAL INFORMATION FORM

The AIF for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A as at and for the years ended December 31, 2020 and 2019 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

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

The Company’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework as set forth in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this Annual Report, management has concluded its internal controls and procedures are appropriately designed and effective as at December 31, 2020.

The Company’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

Limitation on scope of design

The Company has limited the scope of the audit on its disclosure controls and procedures and internal control over financial reporting evaluation to exclude Detour Gold Corporation (“Detour Gold”), as permitted by applicable securities laws.

The table below presents certain summary financial information included in the Company’s consolidated annual financial statements amounts related to Detour Gold excluded from our evaluation:

Selected financial information from the consolidated statements of operations	January 31, 2020 - December 31, 2020
Production costs	$356,072
Royalty expense	18,445
Depletion and depreciation	214,793
Exploration	1,990
Earnings from operations	369,555

Selected financial information from the consolidated statements of financial position	As at December 31, 2020
Current assets	$280,151
Non-current assets	4,190,604
Current liabilities	126,809
Non-current liabilities	1,045,358

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, except as it relates to the integration of Detour Gold as described above. Gold sales related to Detour Gold are administered by a centralized Treasury Function. As a result, Detour Gold’s revenue transactions were evaluated as part of the Company’s existing compliance program.

Audit Report of the Registered Public Accounting Firm

The Company is required to provide an auditor’s report on its internal control over financial reporting as of December 31, 2020. In this Annual Report, the Company’s independent registered auditor, KPMG LLP, states its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. KPMG LLP has audited the Company’s financial statements included in this Annual Report and has issued an audit report on the Company’s internal control over financial reporting, which is included in the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019, filed as Exhibit 99.2.

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

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Arnold Klassen, Peter Grosskopf and Ingrid Hibbard. The Compensation Committee is responsible for: establishment of executive compensation policies and programs; establishment, review and approval of corporate goals and executive compensation; review of incentive compensation plans and submission for approval of such plans to the Board of Directors; review of director compensation; monitor compliance with any legal requirements relating to the granting of loans by the Company to directors or senior management of the Company; continuous disclosure reporting; and any other duties or responsibilities delegated by the Board of Directors from time to time. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote on his or her compensation. The Company’s Compensation Committee Charter is available on the Company’s website at www.kl.gold.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Arnold Klassen, Jeffrey Parr and Ingrid Hibbard. The Corporate Governance and Nominating Committee is responsible, on behalf of the Board of Directors, for developing the Company’s approach to, and reviewing the Company’s effectiveness with respect to, governance and assessing the composition and effectiveness of the Board of Directors. The Company’s Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.kl.gold.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of Arnold Klassen (Chair), Jeffrey Parr and Peter Grosskopf, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of the NYSE Listed Company Manual.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The full text of the Audit Committee Charter is available on the Company’s website at www.kl.gold and is attached as Schedule “A” to the AIF, which is filed as Exhibit 99.1 to this Annual Report.

Audit Committee Financial Expert

The Board of Directors has determined that Arnold Klassen qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law. The Company also requires pre-approval of all audit services to be provided by its independent auditor. All audit and non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2020 were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees, in Canadian dollars, billed to the Company by KPMG LLP and its affiliates, Chartered Professional Accountants, the Company’s independent auditor, in each of the last two years.

	2019	2020

Audit Fees (1)	$2,312,000	$2,461,592
Audit-Related Fees(2)	7,100	97,740
Tax Fees(3)	Nil	1,250
All Other Fees (4)	Nil	95,453
Total	$2,319,100	$2,560,582

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

(3) Tax Fees” refers to the aggregate fees billed for the professional services rendered during the year ended December 31, 2020 and 2019, respectively, by the Company’s external auditor for tax compliance
(4) “All Other Fees” refers to the aggregate fees billed for services provided by the Company’s external auditor, other than the services reported under the other three columns.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code has been posted on the Company’s website at www.klgold.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in

General Instruction 9(b) of the Form 40-F. The Company will provide a copy of the Code to any person without charge upon written request to the corporate secretary at 2800 – 200 Bay Street, Toronto, Ontario Canada M5J 2J1.

All amendments to the Code will be made available to all employees and all waivers of the Code with respect to any of the officers covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2020, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2020, information with respect to the Company’s known contractual obligations (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	$ 235,950	$ 235,95	-	-	-
Capital expenditure obligations	43,742	43,742	-	-	-
Purchase obligations	4,261	3,979	282	-	-
Lease obligation payment	29,712	7,668	8,503	5,991	7,550
Income taxes payable	141,513	141,513	-	-	-
Total	$455,178	$ 432,852	$8,785	$ 5,991	$ 7,550

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

KIRKLAND LAKE GOLD LTD.

By: signed “David Soares” .
Name:    David Soares
Title: Chief Financial Officer

Date: March 30, 2021

EXHIBIT INDEX
The following documents are being filed with the SEC as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form dated March 30, 2021
99.2	Audited Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2020 and 2019, together with the report thereon of the independent registered public accounting firm
99.3	Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Eric Kallio
99.10	Consent of Troy Fuller
99.11	Consent of Ion Hann
99.12	Consent of Natasha Vaz
99.13	Consent of Mariana Pinheiro Harvey
99.14	Consent of William Tai
99.15	Consent of Ben Harwood
99.16	Consent of Andre Leite
99.17	Consent of Jean-Francois Dupont
99.18	Consent of Veronika Raizman
99.19	Consent of Paul Andrew Fournier

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase